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                                                                    EXHIBIT 77D

ITEM 77D/77Q1(B) - POLICIES WITH RESPECT TO SECURITIES INVESTMENTS:

COLUMBIA FUNDS SERIES TRUST I

COLUMBIA CORPORATE INCOME FUND

Effective September 1, 2013, the Fund made certain changes to its principal investment strategies. The Fund's principal investment strategies were revised to provide the Fund may invest up to 25% of its total assets in securities that, at the time of purchase, are rated below investment grade or are unrated but determined to be of comparable quality. Prior to September 1, 2013, such limit was 40% of the total assets of the Fund. Such revised policies are described in an amendment to the registration statement of Columbia Funds Series Trust I filed with the Securities and Exchange Commission on August 28, 2013 pursuant to Rule 485(b) under the Securities Act of 1933 (Accession No. 0001193125-13-350129), which is hereby incorporated herein by reference.